INVESTMENT SUB-ADVISORY AGREEMENT

SCHEDULE A

AMENDED AS OF NOVEMBER 21, 2024

Fund	Effective Date	Initial Period End	Compensation Percentage

Nuveen Small Cap Select ETF	July 26, 2021	August 1, 2022	55.5556%

Nuveen Growth Opportunities ETF	September 15, 2021	August 1, 2023	50.0000%

Nuveen Dividend Growth ETF	December 31, 2021	August 1, 2022	50.0000%

Nuveen Core Plus Bond ETF	March 6, 2024	May 1, 2025	50.0000%

Nuveen Preferred and Income ETF	March 6, 2024	May 1, 2025	50.0000%

Nuveen Ultra Short Income ETF	March 6, 2024	May 1, 2025	50.0000%

Nuveen Sustainable Core ETF	March 6, 2024	May 1, 2025	50.0000%

Nuveen AA-BBB CLO ETF	December 3, 2024	May 1, 2026	50.0000%

[SIGNATURE PAGE FOLLOWS]

Dated: November 21, 2024

NUVEEN FUND ADVISORS, LLC, a Delaware limited liability company		NUVEEN ASSET MANAGEMENT, LLC, a Delaware limited liability company

By:	/s/ John McCann	By:	/s/ Lucas Satre
Title: Managing Director		Title: Managing Director

A-2